Form 10KSB, Exhibit 13
period 1996-12-31
FIRST FINANCIAL BANCORP INC
filed 1997-03-31
CIK 908489

COMPANY PROFILE

First Financial Bancorp, Inc., is the holding company for its primary subsidiary, First Federal Savings Bank, and began operations on October 1, 1993 as a result of the conversion of First Federal Savings and Loan Association of Belvidere from a mutual savings and loan association to a stock savings bank. First Federal Savings Bank, a federally chartered stock savings bank, was originally established in 1922 as Belvidere Building and Loan.

First Federal Savings Bank provides a range of community oriented financial services, including deposit accounts and a variety of mortgage and consumer products. The Bank's primary market consists of Boone and Winnebago counties. Expanded services are offered through a wholly-owned financial service, First Financial Services of Belvidere Illinois, Inc., which provides annuity and insurance products on an agency basis as well as property management of the Bank's 1021 North State Street office facilities.

First Federal Savings Bank provides financial services from two locations in Belvidere and has a mortgage loan origination office located in Rockford, Illinois.

The common stock of First Financial Bancorp, Inc. trades under the symbol "FFBI" on the Nasdaq "Small Cap" market.



                        TABLE OF CONTENTS


Financial Highlights                             1

Letter to Shareholders                           2

Directors and Officers                           4

Other Information                                5

Management's  Discussion and Analysis            6

Average Balance Sheets                           13

Rate/Volume Analysis                             14

Consolidated Financial Statements                15

Notes to Consolidated Financial Statements       20

Independent Auditor's Report                     40


                      Financial Highlights



At and for the Years Ended December 31,             1996      1995      1994      1993
--------------------------------------------------------------------------------------

Selected Financial Data:
    Total assets                            $ 94,515  $ 74,874  $ 71,165  $ 67,441
    Loans receivable and held for sale, net   73,815    50,233    46,161    41,300
    Investment securities (1)                  6,005    10,266    10,914    13,867
    Mortgage-backed securities                10,193     9,839    10,696    10,436
    Interest-earning deposits                  1,190     2,164     1,395         6
    Deposit accounts                          65,838    66,230    59,797    59,553
    Federal Home Loan Bank advances           20,450         0     3,000         0
    Stockholders' equity                       7,325     7,872     7,650     7,073

Selected Operating Data:
    Total interest income                      6,403     5,258     4,676     4,688
    Total interest expense                     3,767     2,797     2,190     2,446

    Net interest income                        2,636     2,461     2,486     2,242
    Provision for loss on loans                  182        39         4       179
    Total non-interest income                     92       782       403       825
    Total non-interest expense                 2,806     2,520     2,329     2,139

    Income/(loss) before income taxes           (260)      684       556       749
    Income taxes                                (102)       36       (16)      253
    Net income/(loss)                           (158)      648       572       496

Selected Financial Ratios and Other Data:
    Return on average assets                   -0.17%     0.88%     0.84%     0.75%
    Return on average stockholders' equity     -2.04      8.05      7.81     10.95
    Average stockholders' equity to average
         assets                            8.53     10.94     10.70      6.85
    Stockholders' equity to total assets        7.75     10.51     10.75     10.49
    Net interest spread                         2.51      2.88      3.27      3.04
    Net interest margin                         2.99      3.44      3.74      3.49
    Non-interest income to average assets       0.10      1.06      0.59      1.25
    Non-interest income to average assets
       plus average loans sold to others        1.94      1.95      1.85      1.86
    Non-performing loans to total loans         0.20      0.82      0.28      0.73
    Non-performing loans to total assets        0.15      0.56      0.18      0.44
    Allowance for loan losses to
         non-performing loans            320.55     78.95    240.31    114.33
    Allowance for loan losses to
         non-performing assets            30.55     78.95    240.31    114.33
    Average interest-earning assets to
      average interest-bearing liabilities    111.08    114.34    114.45    111.70
    Total loan originations                 $ 39,355  $ 22,286  $ 27,965  $ 46,862
    Number of deposit accounts                 9,533    10,338    10,495    11,025
    Mortgage loans serviced for others      $ 52,602  $ 55,754  $ 56,142  $  52,18
    Facilities
         Full-service offices                 2         2         2         2
         Loan origination offices             1         1         1         1
    Book value per share                    $  17.24  $  16.68  $  15.74  $  14.60
    Earnings/(loss) per share               $  (0.35) $   1.37  $   1.23  $    N/A
    Shares outstanding                       424,876   471,896   485,974   484,338

(1) Includes FHLB stock and trading account securities.
(N/A)    The information is not applicable as the conversion was completed on October 1, 1993.


To Our Shareholders:

On behalf of the Board of Directors, management and staff, I am proud to present the 1996 Annual Report of First Financial
Bancorp, Inc. In 1996, our Company completed its third year of operations as a public company.

The first year of our strategic plan was fruitful but not without some disappointment. The Company's assets grew $19.6 million to $94.5 million at December 31, 1996 from $74.9 million at December 31, 1995, the greatest single year of such growth in our 74-year history. Although our net earnings were not what we expected, "seeds" were planted that are expected to create long term value for the Company and our shareholders.

The Company ended 1996 with a net loss from operations of $158,000. Management recognizes the need to improve earnings and it has considered and will continue to consider plans which will build long term value for the community and shareholders rather than focus on short term unsustainable gains. In that regard, I would like to review with you the factors that contributed to this loss.

The majority of our loss is attributable to four factors.

The first factor was the $417,000 special assessment from the FDIC to recapitalize the Savings Association Insurance Fund.
This was a direct charge against our 1996 expenses. Our future FDIC premiums have been reduced from 23 basis points to 6.3 basis points and are expected to remain at that level until January 1, 1999 at which time the funds are expected to be merged and the premiums reduced even further. However, our actual future deposit premium rates will be dependent upon the industry being able to maintain the required statutory reserve levels for FDIC insured deposits.

The second factor was the restructuring of the Company's investment portfolio which resulted in the sale of some low yielding investments at a $415,000 loss. The proceeds from this restructuring were deployed into higher-yielding assets over the last quarter of 1996 and into 1997.

The third factor was the implementation of a new credit card program that was introduced in May 1996. First Federal entered the market with a special introductory rate on its card through February 1, 1997 in order to build the card base and lending volumes. This special introductory rate reduced earnings on the outstanding loans during this initial period but did help us in quickly building the balances that are expected to contribute to the program's success as we go forward. By December 31, 1996, the Bank had in excess of 350 cards issued with an aggregate outstanding credit line of $2.7 million and some $1.0 million in unpaid balances. In addition, the Bank took a conservative view of this new program and established loss reserves of some $109,000 against this portfolio. Future growth in this portfolio is not expected to reach the level experienced in 1996 reducing the need to continue adding loss reserves at the 1996 rate.

The fourth factor was the Company's investment in technology which is expected to reduce overhead, increase the Bank's operating efficiencies and improve our competitiveness. In February 1996 the Bank implemented a check imaging technology through a third party which has improved the efficiencies of our checking operation and the quality of the checking product for our customer. In July 1996 the Bank implemented computer output to laser disk (COLD) technology which has reduced our research efforts and has increased our response time to customer inquiries. In December 1996 the Bank installed its first ATM, a drive-up unit at its main office facility. In each of these investments, volumes and activities have exceeded our initial expectations. We expect to continue seeing the payback of these investments.

Although the Company recorded a loss from operations, it did initiate some important plans and programs that are expected to positively impact future operations. The Bank has strengthened its leadership by bringing in new management members who have extensive experience in such areas as marketing, funds acquisition management, lending operations, and branch management and is in the process of hiring a manager with more diverse lending experience. In 1996, the Company started its transition into a sales culture. During 1997, the Company will continue these efforts with the focus on the total financial services relationship. The Bank has also added some experienced and talented members to its board of directors in hiring Nancy Sylvester, a Management Consultant who is also an Associate Professor of Communications at Rock Valley College and a Professional Registered Parliamentarian, James Twining, a Certified Public Accountant who is part owner and Vice President of Northern Nationalease, a truck leasing firm, and Charles Popp, who is an Attorney specializing in real estate law.

Throughout 1996 our Company continued its focus on enhancing the value of your investment through two stock buy-back programs in which a total of 55,532 shares was repurchased in an effort to improve the Company's return-on-average equity and other performance ratios as well as to increase book value per share.

Our Company is committed to focusing its efforts on serving the financial needs of the residents in Boone and Winnebago counties and the surrounding market areas. As a way of furthering that effort the Bank purchased property on the eastern edge of Rockford, Illinois in an area of high growth and intends to open a full service facility in the Fall of 1997 which will provide us the opportunity to grow our deposit and consumer loan market share to a size which will complement our existing share of the Rockford mortgage market. The Bank also implemented a free checking program in February 1997 that will assist in the further building of our core deposit base.

We enter 1997, celebrating our 75th year of operations, anticipating that Congress will reach a decision on the unified banking charter. We feel that we are positioning our Company to be able to positively respond to the probable outcome of this issue. I feel confident that our team is ready to charge forward to strengthen our foundation and to build a company that provides quality service and financial products for our community and long term value for our shareholders.

We thank our customers for the opportunity to service their financial needs, our staff for their commitment to make our Company a success, and most of all to you, our shareholders, for your continuing support.




Steven C. Derr
President
Chief Executive Officer

DIRECTORS AND OFFICERS

First Financial Bancorp, Inc. and First Federal Savings Bank

BOARD OF DIRECTORS

Steven C. Derr               Chief Executive Officer

Jack R. Manley               Part owner of Manley Motor Sales

Morton I. Silver        Owner of Louis Silver Scrap Iron & Metal
                        Company

Nancy K. Sylvester      Rock Valley College Associate Professor,
                        Professional Registered Parlimentarian,
                        Part owner of Jimmy's Frozen Custard

Richard E. Winkelman    Chairman of the Board, Semi-retired and
                        former owner of Winkelman Flowers


First Financial Bancorp, Inc.

OFFICERS

Steven C. Derr               President, Chief Executive Officer

Keith D. Hill           Treasurer, Chief Financial Officer

Donald J. Kucera        Vice President

Patricia J. McCoy       Secretary


First Federal Savings Bank

OFFICERS

Steven C. Derr               President, Chief Executive Officer

Keith D. Hill           Treasurer, Chief Financial Officer

Donald J. Kucera        Vice President of Marketing & Funds
Acquisition

Patricia J. McCoy       Secretary


First Financial Services of Belvidere Illinois, Inc.

*DIRECTORS AND OFFICERS

*Steven C. Derr         President, Chief Executive Officer

Keith D. Hill           Treasurer

Donald J. Kucera        Vice President

*Jack R. Manley

*Nancy K. Sylvester

*Richard E. Winkelman   Secretary

OTHER INFORMATION

Stock Listing Information. The common stock of the Company is traded on the National Association of Securities Dealers
Automated Quotation (NASDAQ) "Small Cap" market system under the symbol "FFBI", and listed in some newspapers under the abbreviation "FtFnBcp".

Price Range of Common Stock. The stock price ranged from $15.50 to $16.25 per share during 1996. At December 31, 1996, the price of a common share was $15.88. The table below shows the range of high and low bid prices. These prices do not represent actual transactions and do not include retail markups, markdowns or commissions.

                             1996                1995
                        High      Low       High      Low
                        ------------------------------------
First Quarter           $16.00    $15.50    $13.25    $11.97
Second Quarter                16.00     15.50     15.00     13.25
Third Quarter            16.25     15.50     15.25     15.00
Fourth Quarter                16.25     15.00     15.25     15.00

Annual Meeting of Shareholders. The Annual Meeting of
Shareholders of First Financial Bancorp, Inc. will be held at 2:00 p.m. April 16, 1997 in the Meeting Room at the Ida Public
Library, 320 North State Street, Belvidere, Illinois 61008. All shareholders are invited to attend.

Annual Report on Form 10-KSB and Investor Information. A copy of the Company's annual report on Form 10-KSB, filed with the Securities and Exchange Commission, and additional information may be obtained without charge after March 31, 1997 by contacting First Financial Bancorp, Inc., Keith D. Hill, Chief Financial Officer, 121 East Locust Street, Belvidere, Illinois 61008, (800) 544-3093, toll free number.

Stock Transfer Agent. The Company's transfer agent is the Registrar and Transfer Company, which maintains all stockholder records. Inquiries regarding stock transfer, registration, address changes or lost certificates should be directed to First Financial Bancorp, Inc., C/O Registrar and Transfer Company, Investor Relations, 10 Commerce Drive, Cranford, New Jersey 07016, (800) 368-5948.

Corporate Office.
First Financial Bancorp, Inc., 121 East Locust Street, Belvidere,
Illinois 61008.

Special Corporate Counsel - Washington, D.C.
Luse Lehman Gorman Pomerenk & Schick, 5335 Wisconsin Ave. N.W.,
Suite 400, Washington, D.C. 20015.

General Corporate Counsel - Belvidere, Illinois.
Strom Sewell Larson & Popp, 215 South State Street, Belvidere,
Illinois 61008

General Corporate Counsel - Rockford, Illinois.
Schlueter Ecklund Olson Barrett & Mayfield, 4023 Charles Street,
Rockford, Illinois 61108.

Independent Auditors.
Crowe, Chizek and Company LLP, One Mid America Plaza, P.O Box
3697, Oak Brook, IL 60522-3697.

First Federal Savings Bank.
Main Office, 121 East Locust Street, Belvidere, Illinois  61008.
Branch Office, 1021 North State Street, Belvidere, IL 61008.
Mortgage Origination Office, 4249 East State St., Rockford, IL
61108.

First Financial Services of Belvidere Illinois, Inc.
121 East Locust Street, Belvidere, Illinois  61008.

          FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
               CONDITION AND RESULTS OF OPERATIONS


GENERAL

First Financial Bancorp, Inc. (the "Company") completed its initial offering of common stock on October 1, 1993, in connection with the simultaneous conversion of First Federal Savings and Loan Association of Belvidere, a federally chartered mutual savings and loan association to First Federal Savings Bank (the "Bank"), a federally chartered stock savings bank.

The Company is headquartered in Belvidere, Illinois, and its principal business currently consists of the operations of its wholly-owned subsidiary, First Federal Savings Bank. The Company had no operations prior to October 1, 1993, and accordingly the results of operations prior to this date reflect only those of the Bank and its subsidiary.

The Bank is a community-oriented savings bank offering traditional deposit and loan products through its two full service offices in Belvidere and its loan origination office in Rockford, Illinois.

The Bank invests primarily in one-to four-family mortgage loans and, to a lesser extent, multi-family and commercial real estate loans, consumer loans, and mortgage-backed securities, U.S. Government and federal agency securities and other marketable securities. The Bank also originates one-to four-family mortgage loans for sale, generally retaining the servicing rights.

The Company's results of operations are primarily dependent on the Bank. The Bank's primary source of earnings is its net interest income, which is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. The results of operations are also affected by non-interest income, such as mortgage loan servicing fees, charges on deposit accounts, and gains on sales of loans, and non-interest expense, such as compensation and benefits, occupancy and equipment, data processing, federal deposit insurance premiums, loan origination and servicing, professional fees, and other operating expenses.

The Bank has a wholly-owned subsidiary, First Financial Services of Belvidere Illinois, Inc., which offers annuities and insurance products on an agency basis at the Bank's full service locations.

When used in this Annual Report and in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, and in oral statements made with the approval of an authorized executive officer, the words or phrases "are expected to", "estimate", " is anticipated", "project", "will continue", "will likely result" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed below could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Company does not undertake -- and specifically declines any obligation -- to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

The following discussion reviews the Company's financial condition and results of operations and should be read in conjunction with the Consolidated Financial Statements included in this Annual Report.

FINANCIAL CONDITION

At December 31, 1996, total assets of the Company were $94.5 million as compared to $74.9 million at December 31, 1995, an increase of $19.6 million or 26.2%. Interest-earning deposits held in other financial institutions decreased $1.0 million to $1.2 million at December 31, 1996, from $2.2 million at December 31, 1995. Securities available for sale and held to maturity decreased $4.9 million, or 50.4%, to $4.9 million at December 31, 1996. Mortgage-backed securities available for sale and held to maturity increased $0.4 million, or 3.6%, to $10.2 million at
December 31, 1996.   The Company held no first mortgage loans for
sale at December 31, 1996, down from $0.4 million at December 31, 1995. Net mortgage loan originations in the held for sale portfolio were $6.5 million for the year ended December 31, 1996, as compared to $7.5 million for the year ended December 31, 1995. Proceeds from the sales of loans held for sale were $6.9 million for the year ended December 31, 1996, as compared to $7.6 million for the year ended December 31, 1995. The decreases reflect the retention of more of the Company's originations into its portfolio.

Loans receivable increased $24.0 million, or 48.1%, to $73.8 million at December 31, 1996, from $49.8 million at December 31, 1995. The increase is attributable to several factors including:
i) the net increase of $6.2 million in purchased adjustable rate mortgage loans in addition to the net increase of $2.5 million in Company originated adjustable rate mortgage loans; ii) a net increase of $7.8 million in balloon mortgage loans; iii) a net increase of $4.8 million in fixed rate mortgage loans in the Company's portfolio; iv) the continued success of the Company's home equity program which garnered an additional $1.4 million in balances during 1996; and v) the introduction of the Company's credit card product, primarily to its existing customer base, which resulted in the acquisition of balances in excess of $1.0 million by December 31, 1996.

At the same time loans receivable increased, total non-performing assets decreased $272,000 to $149,000 at December 31, 1996, from $418,000 at December 31, 1995. Total non-performing assets represented 0.15% of assets at December 31, 1996, as compared to 0.56% of assets at December 31, 1995. The decrease is the result of more strict collection efforts during the early stages of the delinquency process . The Company had no real estate owned at December 31, 1996 and 1995.

Deposits decreased $0.4 million, or 0.6%, to $65.8 million at December 31, 1996, from $66.2 million at December 31, 1995. The slight decrease resulted from more aggressive competition in the Company's market for core deposit relationships. The Company developed a program to combat this trend during the last quarter of 1996 and will be introducing Totally Free Checking in its market during the first quarter of 1997 in an effort to recapture market share, increase fee income, and increase cross sales opportunities. The lack of growth in deposit balances during 1996 necessitated the use of borrowings from the Federal Home Loan Bank ("FHLB") of Chicago to fund the growth in the lending portfolio. At December 31, 1996, advances from the FHLB of Chicago totaled $20.5 million compared to no such outstanding advances at December 31, 1995.

Stockholders' equity totaled $7.3 million, or 7.75% of total assets, at December 31, 1996, a decrease of $547,000. Two primary factors leading to this decrease were the repurchase of 55,532 common shares of stock under two separate repurchase plans during 1996 and the net operating loss of $158,000 for the year. Partially offsetting those decreases was the decrease in the net unrealized loss on investments available for sale, the exercise of 8,512 stock options throughout the year and the effects of amortization of the ESOP and MRP plans on the respective contra-equity accounts.

RESULTS OF OPERATIONS-YEAR ENDED DECEMBER 31, 1996

General. Net loss for the year ended December 31, 1996 was $158,000, as compared to net income of $648,000 for the year ended December 31, 1995. In 1996, the Company recorded expenses in the amount of $276,000, net of taxes, for a one-time special assessment on thrift deposits, as the Company's subsidiary's deposits are insured by the FDIC Savings Association Insurance Fund ("SAIF"). Although the assessment constitutes 42.4% of the prior year's net income, FDIC insurance premiums will be reduced in future years to $0.063 per $100.00 in assessable deposits, versus the $0.23 per $100.00 in assessable deposits the Bank had paid in recent years. The 1996 net loss also included losses of $275,000, net of tax, on the sales of securities. Management disposed of low yielding securities acquired prior to and shortly after the time of conversion in 1993 which had maturities ranging from 1996 to 2008. Net income also included $140,000 for the year ended December 31, 1995 as a benefit to the provision for income taxes for a reduction of income taxes previously accrued for deductions claimed on the Bank's 1991 federal income tax return, but not recognized for financial reporting purposes. Exclusive of the aforementioned items, net of tax effects, net income decreased $88,000, to $393,000 for the year ended December 31, 1996 from $481,000 for the year ended December 31, 1995.

Interest Income. Total interest income increased $1.1 million, or 21.8%, to $6.4 million for the year ended December 31, 1996, from $5.3 million for the year ended December 31, 1995. The increase resulted from a 23.4% increase in average interest-earning assets to $88.1 million from $71.4 million. Partially offsetting the increase was the decrease in average yield on such assets to 7.26% for the year ended December 31, 1996, from 7.36% for the year ended December 31, 1995. The yield decrease is reflective of the origination and purchase of adjustable rate mortgage loans which carried discounted initial rates as well as a shift in the composition of the consumer portfolio towards home equity loans and the introduction of a credit card product with a discounted initial rate. Increases in interest income were greatest in the first mortgage loan portfolio where there was a $1.1 million increase to $4.5 million for the year ended December 31, 1996, from $3.4 million for the year ended December 31, 1995. Increased average balances during 1996 were offset by a lower average yield due to the aforementioned adjustable rate lending products. Interest income on other loans also increased for the year ended December 31, 1996 by $111,000, or 18.9%, to $698,000 for the year ended December 31, 1996, from $587,000 for the year ended December 31, 1995 as the average balances for 1996 exceeded 1995 levels and average yields decreased due to the aforementioned portfolio composition changes. Interest income on mortgage-backed securities, investment securities, and interest-earning deposits decreased $96,000, or 7.7%, to $1,157,000 for the year ended December 31, 1996, from $1,253,000 for the year ended December 31, 1995. An overall decrease in average balances on these assets in 1996 from 1995 more than offset the overall increase in average yield of 25 basis points to 5.64% for the year ended December 31, 1996, from 5.39% for the year ended December 31, 1995.

Interest Expense. Total interest expense for the year ended December 31, 1996 increased $1.0 million to $3.8 million from $2.8 million for the year ended December 31, 1995. Much of the increase was attributable to the increase in average balances for the year, particularly in borrowings as the average balance of FHLB advances increased $14.4 million, to $14.9 million for the year ended December 31, 1996, from $0.5 million for the year ended December 31, 1995. The need to use advances to fund growth resulted in an additional $771,000 in interest expense on borrowings as the average balances increased and interest expense registered $802,000 for the year ended December 31, 1996 compared to $31,000 for the year ended December 31, 1995. In addition to higher cost of borrowings, increased interest cost in certificate accounts was experienced with costs of 5.70% for the year ended December 31, 1996, up from 5.66% for the year ended December 31, 1995 as well as increased average balances of $42.6 million for the year ended December 31, 1996, from $40.7 million for the year ended December 31, 1995.

Net Interest Income. The Company's net interest income before provision for loss on loans was $2.6 million for the year ended December 31, 1996, an increase of $0.1 million from $2.5 million for the year ended December 31, 1995. The increase was primarily the result of increased average interest-earning assets outpacing the decrease in the net interest spread for the year ended December 31, 1996 compared to the year ended December 31, 1995.
A decrease in the spread between incremental funding costs and incremental earnings on new earning assets resulted in a compression of the Company's net interest margin of 45 basis points to 2.99% for the year ended December 31, 1996, from 3.44% for the year ended December 31, 1995.

Provision for Loss on Loans. The Company recorded a provision for loss on loans of $182,000 for the year ended December 31, 1996, an increase of $143,000, or 366.7%, from $39,000 for the year ended December 31, 1995. The increase is primarily reflective of the change in the composition and risk characteristics of the Company's portfolio as the Company added credit card receivables totaling $1.0 million and continued to increase home equity lending.

Non-Interest Income. Non-interest income decreased $690,000, or 88.2%, to $92,000 for the year ended December 31, 1996, from $782,000 for the year ended December 31, 1995. The decrease primarily related to i) net losses on sales of securities of $415,000 in the year ended December 31, 1996 versus no such losses in 1995; ii) life insurance proceeds of $193,000 in the 1995 period on a policy the Company held on its then President, David L. Beasley who passed away on April 4, 1995; and iii) a decrease in the profit on sales of first mortgage loans of $70,000 as the Company retained more of its loan originations for its portfolio in 1996. Excluding the securities losses and insurance proceeds, non-interest income decreased $82,000.

Non-Interest Expense. Non-interest expense increased $0.3 million, or 11.3%, to $2.8 million for the year ended December 31, 1996, from $2.5 million for the year ended December 31, 1995. The largest single item within that increase was the FDIC SAIF assessment which was $417,000. Passage of the SAIF legislation should enable the Company to realize significant deposit insurance savings in coming years as the rates decrease. Occupancy and equipment expenses increased $50,000 to $263,000 for the year ended December 31, 1996, from $213,000 for the year ended December 31, 1995. The increase in occupancy costs reflects the investments in technology and the remodeling of customer service areas within the Company's main office during 1996. Loan origination and servicing expenses increased $65,000 as a result of commissions on increased loan production volumes. Partially offsetting the aforementioned increases was a decrease in compensation and benefits of $330,000, to $1.1 million for the year ended December 31, 1996, from $1.4 million for the year ended December 31, 1995. $208,000 of this decrease relates to benefits accrued to Mr. Beasley's estate upon his death in April 1995. Much of the balance of the decrease relates to decreased expenses under benefits plans.

Income Taxes. For the year ended December 31, 1996, income tax expense was ($102,000) compared to income tax expense of $36,000 for the year ended December 31, 1995. The provision for income taxes in 1995 included a benefit of $140,000 for reductions of income taxes previously accrued for deductions claimed on the Bank's 1991 federal income tax return, but not recognized for financial reporting purposes. The tax benefit was recorded in 1995 only after the statute of limitations had expired on the 1991 return. The decrease from 1995 to 1996 in income tax provision resulted from the decrease in net income before taxes of $944,000 to ($260,000) for the year ended December 31, 1996 from $684,000 for the year ended December 31, 1995.

REGULATORY CAPITAL REQUIREMENTS

The Bank currently exceeds all regulatory capital requirements by a significant margin. Current federal regulations require savings institutions to maintain a minimum regulatory tangible capital ratio equal to 1.5% of total adjusted assets, a minimum 3.0% leverage (core capital) ratio and an 8.0% risk-based capital ratio.

At December 31, 1996, the Bank was in compliance with these capital requirements, summarized as follows (dollars in thousands):

                                                    Percent
                                                  of Adjusted
                                 Amount              Assets

              Tangible Capital     $6,926              7.33%
  Tangible Capital Requirement      1,519              1.50%
                        Excess     $5,407              5.83%

                  Core Capital     $6,926              7.33%
  Tangible Capital Requirement      3,039              3.00%
                        Excess     $3,887              4.33%

      Total Risk-Based Capital     $7,379             14.32%
Risk-Based Capital Requirement      4,120              8.00%
                   Excess     $3,259              6.32%


The differences between the Bank's stockholders' equity calculated in accordance with generally accepted accounting principles (GAAP) and regulatory capital at December 31, 1996 are summarized as follows (in thousands):


GAAP Capital                             $6,758
Net Unrealized Loss on Securities
  Available for Sale                        171
Excess Mortgage Servicing Rights             (3)

Total Tangible and Core Capital           6,926
General Loan Loss Allowances                453

Total Risk-Based Capital                 $7,379


As a result of the issuance of regulations by the OTS regarding regulatory restrictions and enforcement action against savings institutions deemed to be "undercapitalized," defined as having total risk-based capital of less than 8.0% or leverage or core capital of less than 4.0%, the minimum core capital ratio requirement has been effectively raised to 4.0%. In addition, on August 23, 1993, the OTS issued a final rule for calculating an interest rate risk component that would be incorporated into the OTS regulatory capital rule. Under the OTS rule, only savings institutions with "above normal" interest rate risk exposure would be required to maintain additional capital. That dollar amount of capital would be in addition to an institution's existing risk-based capital requirement. Savings institutions with assets less than $300 million and risk-based capital ratios in excess of 12.0% will not normally be subject to this new requirement unless they exhibit instances of above normal interest rate risk which would be of concern to the OTS. The Bank has been formally advised by the OTS that it is exempt from this requirement.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of funds are deposits, principal and interest payments on loans and mortgage-backed securities, the maturity of investment securities, custodial balances held for investors on serviced loans, proceeds from loan sales and, to a lesser extent, advances from the Federal Home Loan Bank of Chicago. While scheduled repayments and maturities on loans, mortgage-backed securities and investment securities are predictable sources of funds, deposit flows and mortgage prepayments are influenced significantly by general interest rates, economic conditions and competition.

Regulations of the OTS require that the Bank maintain a minimum ratio of liquid assets. This requirement is based upon a percentage of the average daily balance of net deposits and short term borrowings. The current ratio is 5.0%, as compared to the Bank's liquidity ratio of 6.16% at December 31, 1996 and 14.4% at December 31, 1995. The decrease in liquidity is the result of the reduction in the Company's available for sale portfolio and the level of collateralization the Company has to secure deposits in excess of FDIC insured amounts for public entities.

The Company's most liquid assets are cash and equivalents, which include investments and highly liquid, short-term investments. The levels of these assets are dependent on the Company's operating, financing, lending and investing activities during any given period. At December 31, 1996, cash and cash equivalents totaled $1.7 million, as compared to $2.6 million at December 31, 1995.

Net cash provided by operating activities for the year ended December 31, 1996 consisted primarily of proceeds from sales of loans held for sale of $6.9 million, which was offset by the origination of loans held for sale, net of origination fees and principal collected of $6.5 million.

Net cash used in investing activities for the year ended December 31, 1996 consisted primarily of loan originations net of principal collected on loans of $16.4 million and purchased whole loans of $7.8 million and securities and mortgage-backed securities of $6.7 million, partially offset by the combined effects of calls, maturities and sales of securities of $10.0 million and principal collected on mortgage-backed securities of $1.3 million. Also contributing to the net cash used was the $0.7 million in purchases of premises and equipment as the Company continued to invest in equipment to improve productivity and enhance customer service as well as purchasing a parcel of land in an expanding section of Rockford, Illinois for the establishment of a de novo branch facility in the future. The Company received notification dated October 23, 1996 that the OTS has no objections to the establishment of such a branch.

Net cash provided by financing activities for the year ended December 31, 1996, was primarily the result of net borrowings from the FHLB of $20.5 million. Partially offsetting the inflow of borrowings, was the decrease in cash and equivalents due to the outflow of deposits totaling $0.4 million and the repurchase of common stock for the treasury of $0.9 million. Common stock purchases resulted in the increase of treasury shares of 55,523 shares which was a key component in increasing book value per share to $17.24 per share at December 31, 1996 from $16.68 per share at December 31, 1995. Management firmly believes stock repurchases, to the extent allowable, are an excellent method of enhancing shareholder value.

At December 31, 1996, the Company had outstanding commitments to fund loan originations and unused lines of credit of $5.8 million and no commitments to sell fixed rate mortgage loans. The Company anticipates that it will have sufficient funds available to meet its current loan origination commitments. Certificates of deposit which are scheduled to mature in one year or less from December 31, 1996 were $23.7 million. Management believes that a significant portion of such deposits will remain with the Company.

ASSET/LIABILITY MANAGEMENT

The Company manages its assets and liabilities to control the impact of changing interest rates on its net interest margin and to limit interest rate risk. One of the methods used in managing assets and liabilities is examining the extent to which they are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap". An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period.
A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Accordingly, during a period of rising interest rates, an institution with a positive gap position would be in a better position to invest in higher yielding assets which, consequently, may result in the yield on its assets increasing at a pace more closely matching the increase in the cost of its interest-bearing liabilities than if it had a negative gap. During a period of falling interest rates, an institution with a positive gap position would tend to have its assets repricing at a faster rate than one with a negative gap which, consequently, may lend to restrain the growth of net interest margin.

The Company has attempted to reduce interest rate risk by i) originating for portfolio, ARM loans, shorter term fixed-rate loans and consumer loans; ii) purchasing adjustable rate mortgage loans; iii) originating long-term fixed rate loans for sale into the secondary mortgage market; and iv) investing in other rate sensitive assets. At December 31, 1996, total cumulative interest-bearing liabilities maturing or repricing within three years exceeded total cumulative interest-earning assets maturing or repricing within the same time period by $9.6 million, representing a cumulative gap ratio of negative 10.16%. Also at December 31, 1996 total cumulative interest-bearing liabilities maturing or repricing within one year or less were exceeded by total cumulative interest-earning assets maturing or repricing within the same time period by $2.0 million, representing a cumulative gap ratio of a negative 2.07%. Management generally attempts to limit its three year gap position from a negative 10.00% to a positive 10.00%.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1996, which are anticipated by the Company, based upon certain assumptions, to mature or reprice in the future periods shown. The data reflects estimated prepayment and withdrawal rates on assets and liabilities based on the Company's assumptions and historical performance. Management believes these assumptions to be reasonable, although actual prepayments of assets and liabilities may vary substantially.

                                        Amounts Maturing or Repricing at December 31, 1996


                              6 Months   6 Months
Gap Table                     or Less    to 1 Year    1-3 Years    3-5 Years    5-10 Years    10-20 Years    20+ Years    Total
                                                      (Dollars in Thousands)

Interest-earning assets

First mortgage loans (1)       11,330     14,408        19,683       8,539        12,368         6,177         2,585     75,000
Other loans                     7,165        767           873         110             3            --            --      8,918
Investment securities(2)        5,621        826           748          --            --            --            --      7,195
 Total interest-earning assets 24,116     16,001        21,304       8,649        12,371         6,177         2,585     91,201

Total interest-earning
assets, net (2)                24,116     16,001        21,304       8,649        12,371         6,177         2,585     91,203

Interest-bearing liabilities

  Passbook accounts               884        884         3,531       3,531            --            --            --      8,830
  NOW accounts                  1,474      1,474         1,965          --            --            --            --      4,913
  Money market demand accounts  2,116      2,116         2,821          --            --            --            --      7,053
  Certificate accounts         17,771      5,607         9,931       9,878           180            --            --     43,367
  Borrowed funds                7,750      2,000        10,700          --            --            --            --     20,450


 Total interest-bearing
  liabilities                  29,995     12,081         28,98      13,409           180            --            --     84,613

  Interest sensitivity gap     (5,879)     3,920        (7,664)     (4,760)       12,191         6,177         2,585      6,590
  Interest sensitivity gap
    to total assets             -6.22%      4.15%        -8.09%      -5.04%        12.90%         6.54%         2.74%      6.97%
  Cumulative interest
    sensitivity gap            (5,879)    (1,959)       (9,603)    (14,363)       (2,172)        4,005         6,590      6,590
  Cumulative interest
    sensitivity gap to
    total assets                -6.22%     -2.07%       -10.16%     -15.20%        -2.30%         4.25%         6.97%      6.97%
  Ratio of interest-earning
    assets to interest-
    bearing liabilities         80.40%    132.45%        73.59%      64.50%     66872.78%           --            --     107.79%
  Cumulative ratio of interest-
    earning assets to interest-
    bearing liabilities         80.40%     95.34%        86.48%      82.99%        97.43%       104.73%       107.79%    107.79%
-------------------------------
(1) Includes mortgage-backed securities, collateralized mortgage obligations, and loans held for sale, net of loans in process, loan discounts and loan loss reserves.
(2) Includes investments held to maturity, investments available for sale, and interest-earning deposits.


AVERAGE BALANCE SHEETS

The following table sets forth certain information relating to the Company's average balance sheets and reflects the average yield on assets and the average cost of liabilities for the periods indicated. Average balances are derived from average month end balances. Management does not believe that the use of average monthly balances instead of average daily balances has caused any material differences in the information presented.
The yields and costs include fees that are considered adjustments to yields. No tax equivalent adjustments were made. Non-accrual loans have been included in the tables as loans carrying a zero-yield.

                                                                       Year Ended December 31,

                                                          1996                                       1995

                                     Average                     Average        Average                     Average
                                           Balance      Interest      Yield/Cost      Balance      Interest      Yield/Cost
                                                                        (Dollars in Thousands)

Assets:
  Interest-earning assets:
    First mortgage loans (1)               $59,777       $ 4,548        7.61%        $42,388        $ 3,418         8.06%
    Other loans                              7,844           698        8.90%          5,817            587        10.10%
    Mortgage-backed securities              10,252           620        6.05%         10,350            608         5.87%
    Investment securities (2)                8,605           496        5.77%         10,906            574         5.26%
    Interest-earning deposits                1,670            41        2.46%          1,986             71         3.61%
      Total interest-earning assets         88,148       $ 6,403        7.26%         71,447        $ 5,258         7.36%
    Non-interest-earning assets              2,761                                     2,110
      Total assets                         $90,909                                   $73,557

Liabilities and Stockholders' Equity:
  Interest-bearing liabilities:
    Passbook accounts                      $ 9,332       $   187        2.00%        $10,589        $   213         2.01%
    Certificate accounts                    42,564         2,426        5.70%         40,665          2,304         5.66%
    NOW and MMDA accounts                   12,526           352        2.82%         10,754            249         2.32%
    FHLB advances                           14,934           802        5.37%            479             31         6.55%
      Total interest-bearing liabilities    79,356       $ 3,767        4.75%         62,487        $ 2,797         4.48%
    Non-interest-bearing deposit accounts    2,563                                     2,015
    Non-interest-bearing liabilities         1,236                                     1,005
      Total liabilities                     83,155                                    65,507
    Stockholders' equity                     7,754                                     8,050
    Total liabilities and stockholders'
      equity                               $90,909                                   $73,557
  Net interest income/interest rate spread (3)           $ 2,636        2.51%                        $2,461         2.88%
  Net interest-earning assets/net interest
    margin (4)                             $ 8,792                                    $8,960
  Ratio of average interest-earning assets                              2.99%                                       3.44%
    to average interest-bearing liabilities   1.11x                                     1.14x
-----------------------------
(1) Calculated net of deferred loan fees, loan discounts, loans in process, and loan loss reserves, and includes loans held for sale.
(2) Includes investments available for sale, investments held to maturity, and FHLB stock.
(3) Interest rate spread represents the difference between the average yield on total interest-earning assets and the average cost of total interest-bearing liabilities.
(4) Net interest margin represents net interest income as a percentage of average interest-earning assets.


RATE/VOLUME ANALYSIS

The following table sets forth certain information relating to the Company's changes in interest income and interest expense for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in average volume (changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume); (iii) changes in rate-volume (changes in rate multiplied by the change in average volume); and (iv) the net change.


Year Ended December 31,

1996 vs. 1995

                                                                                    Total
                                                                       Rate/       Increase
                                                Volume      Rate      Volume      (Decrease)

                                                          (Dollars in Thousands)

Interest-earning assets:
  First mortgage loans (1)                      $1,402      $ 70      $(342)        $1,130
  Other loans                                      205         3        (97)           111
  Mortgage-backed securities                        (6)        2         16             12
  Investment securities (2)                       (121)       (2)        45            (78)
  Interest-earning deposits                        (11)       (2)       (17)           (30)
    Total interest-earning assets               $1,468      $ 71      $(395)        $1,145

Interest-bearing labilities:
  Passbook accounts                                 $  (25)     $ (1)     $   0         $   26
  Certificate accounts                             108         8          6            122
  NOW and MMDA accounts                             41         4         58            103
  FHLB advances                                    947        41       (217)           771
    Total interest-bearing liabilities           1,071        52       (153)           970
    Net change in interest income               $  397      $ 19      $(242)        $  175

-------------------------------
(1) Calculated net of deferred loan fees, loan discounts, loans in process, and loan loss reserves, and includes loans held for sale.
(2) Includes investments available for sale, investments held to maturity and FHLB stock.


                  FIRST FINANCIAL BANCORP, INC.
          CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
                        December 31, 1996


                                                 (In Thousands)
ASSETS
Cash on hand and non-interest-earning deposits              $       462
Interest-earning deposits                                         1,190
  Total cash and cash equivalents                                 1,652

Securities available-for-sale                                     4,779
Mortgage-backed securities available-for-sale                     9,136
Securities held-to-maturity (fair value of $78)                      78
Mortgage-backed securities held-to-maturity (fair value
  of $1,010)                                                      1,057
Loans receivable, net of allowance for losses of $468            73,815
Accrued interest receivable                                         517
Premises and equipment                                            1,386
Federal Home Loan Bank stock                                      1,148
Other assets                                                        947

    Total assets                                          $    94,515

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
  Deposit accounts                                          $    65,838
  Advances from Federal Home Loan Bank                           20,450
  Advance payments by borrowers for taxes and insurance             339
  Other liabilities                                                 563
  Total liabilities                                              87,190

Commitments and contingencies (Note 12)

Stockholders' equity
  Common stock - $0.10 par value, 1,500,000 shares authorized,
    509,598 shares issued                                            51
  Additional paid-in capital                                      3,797
  Retained earnings, substantially restricted                     5,075
  Treasury stock, at cost, 84,722 shares                         (1,350)
  Unearned employee stock ownership plan shares                     (95)
  Unearned stock awards                                             (26)
  Net unrealized loss on securities available-for-sale,
    net of income tax benefit of $69                               (127)
      Total stockholders' equity                                  7,325

        Total liabilities and stockholders' equity          $    94,515

          See accompanying notes to consolidated financial statements

                  FIRST FINANCIAL BANCORP, INC.
               CONSOLIDATED STATEMENTS OF INCOME
                    December 31, 1996 and 1995


                                                       1996        1995

Interest income
  First mortgage loans                             $   4,548     $   3,418
  Other loans                                            698           587

  Mortgage-backed securities                             620           608
  Securities                                             496           574
  Interest-earning deposits                               41            71
    Total interest income                              6,403         5,258

Interest expense
  Deposit accounts                                     2,965         2,766
  FHLB advances                                          802            31
    Total interest expense                             3,767         2,797

Net interest income                                    2,636         2,461

Provision for loss on loans                              182            39

Net interest income after provision for loss on loans  2,454         2,422

Noninterest income
  Loan servicing fees and charges                        198           185
  Service charges on deposit accounts                    173           168
  Gain on sales of loans                                  87           157
  Loss on sales of securities                           (415)           --
  Death benefits from officers' life insurance            --           193
  Other                                                49            79
    Total noninterest income                              92           782

Noninterest expense
  Compensation and benefits                            1,117         1,447
  Occupancy and equipment                                263           213
  Data processing                                        162           146
  Federal deposit insurance premiums                     574           142
  Loan origination and servicing                         142            77
  Professional fees                                       94           116
  Other                                                  454           379
    Total noninterest expense                          2,806         2,520

Income (loss) before income taxes                       (260)          684

Income taxes (benefit)                                  (102)           36

Net income (loss)                                  $    (158)    $     648

Primary earnings (loss) per share                  $   (0.35)    $    1.37


See accompanying notes to consolidated financial statements.

         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
             Years ended December 31, 1996 and 1995


                                                                                                   Net
                                                                                                Unrealized
                                                                                                 Loss on
                                           Additional                       Unearned  Unearned  Securities
                                   Common   Paid-in    Retained    Treasury   ESOP     Stock    Available-
                                   Stock    Capital    Earnings    Stock     Shares    Awards    for-Sale    Total

Balance,
  January 1, 1995                 $ 48      $ 3,486      $4,585    $   (20)  $ (224)   $  (93)   $  (132)    $ 7,650

Net income                           -            -         648          -        -         -          -         648

Amortization of RRPs                 -           19           -          -        -        62          -          81

Exercise of stock
  options, 13,518 shares             2          147           -          -        -         -          -         149

Release of earned ESOP
  shares, 6,780 shares               -           25           -          -       75         -          -         100

Purchase of treasury
  stock, 27,596 shares,
  at cost                            -            -           -       (440)       -         -          -        (440)

One-time reclassifi-
  cation of securities
  available-for-sale,
  net of income taxes
  of $250                            -            -           -          -        -         -       (484)       (484)

Increase in fair value
  of securities availa-
  ble-for-sale, net of
  income taxes of $87                -            -           -          -        -         -        168         168


Balance,
  December 31, 1995                 50        3,677       5,233       (460)    (149)      (31)      (448)      7,872

Net loss                             -            -        (158)         -        -         -          -        (158)

Amortization of RRPs                 -            -           -          -        -         5          -           5

Exercise of stock
  options, 8,512 shares              1           67           -          -        -         -          -          68

Release of earned ESOP
  shares, 6,780 shares               -           53           -          -       54         -          -         107


Purchase of treasury
  stock, 55,532 shares,
  at cost                            -            -           -       (890)       -         -          -        (890)

Increase in fair value
  of securities available-
  for-sale, net of income
  taxes of $166                      -            -           -          -        -         -        321         321

Balance at
  December 31, 1996               $ 51     $ 3,797      $5,075    $(1,350)  $  (95)   $  (26)   $  (127)    $ 7,325


See accompanying notes to consolidated financial statements.

                  FIRST FINANCIAL BANCORP, INC.
              CONSOLIDATED STATEMENTS OF CASH FLOWS
             Years ended December 31, 1996 and 1995
                         (In Thousands)


                                                            1996        1995

Cash flows from operating activities
  Net income (loss)                                      $   (158)  $     648
  Adjustments to reconcile net income (loss) to net
   cash provided by (used in) operating activities
     Amortization of:
       Premiums, discounts, and deferred fees on
       loans and securities                                    25          14
       Net excess servicing fees and originated
         mortgage servicing rights                             32          19
       Stock award plans                                        5          62
       Employee stock ownership plan                           89         113
     Provision for losses on loans                            182          39
     Federal Home Loan Bank stock dividends                     -          (7)
     (Gain) loss on sale of:
       Loans                                                  (87)       (157)
       Securities                                             415           -
       Premises and equipment                                  10           -
     Depreciation of premises and equipment                   114          85
     Originations of loans held for sale, net of
       origination fees and principal collected            (6,532)     (7,509)
     Proceeds from sales of loans held for sale             6,939       7,572
     Change in:
       Deferred income tax                                     (4)        (40)
       Accrued interest receivable                            (64)          6
       Other assets                                          (374)        (50)
       Other liabilities                                       56          37
         Net cash provided by operating activities            648         832

Cash flows from investing activities
  Loan originations net of principal collected on loans   (16,374)     (4,068)
  Purchases of:
    Whole loan participations                              (7,763)          -
    Mortgage-backed securities held-to-maturity                 -        (137)
    Mortgage-backed securities available-for-sale          (1,753)          -
    Securities held-to-maturity                                 -        (282)
    Securities available-for-sale                          (4,900)     (2,442)
    Federal Home Loan Bank stock                             (667)        (34)
  Proceeds from:
    Sales of securities available-for-sale                  3,744           -
    Maturities and calls of securities available-for-sale   6,050       2,600
    Maturities and calls of securities held-to-maturity       200         500
    Principal collected on mortgage-backed securities and
      collateralized mortgage obligations                   1,303         782
    Purchase of premises and equipment                       (709)       (192)
    Net cash used in investing activities                 (20,869)     (3,273)


              CONSOLIDATED STATEMENTS OF CASH FLOWS
             Years ended December 31, 1996 and 1995
                         (In Thousands)


                                                         1996        1995

Cash flows from financing activities
  Net increase (decrease) in deposit accounts         $   (392)   $   6,433
  Net increase (decrease) in advances from the
    Federal Home Loan Bank                              20,450       (3,000)
  Issuance of common stock                                  68          109
  Repurchase of common stock                              (890)        (440)
  Net increase (decrease) in advance payments by borrowers
    for taxes and insurance                                 79           (2)
      Net cash provided by financing activities         19,315        3,100

Net increase (decrease) in cash and cash equivalents      (906)         659

Cash and cash equivalents at beginning of year           2,558        1,899

Cash and cash equivalents at end of year              $  1,652    $   2,558

Supplemental disclosures of cash flow information
  Cash paid for
    Interest                                          $  3,679    $   2,766
    Income taxes                                            70          195

    Noncash items
      Transfer of securities held-to-maturity to securities
        available-for-sale                                   -       14,640
      Transfer of held for sale loans to portfolio          41          391


         See accompanying notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a description of the significant accounting policies used by First Financial Bancorp, Inc. (Company) in the preparation of the accompanying consolidated financial statements.

Description of the Business: First Financial Bancorp, Inc. is the holding company for its wholly-owned subsidiary, First Federal Savings Bank (Bank), a federally chartered stock savings bank, and its principal business is the operations of the Bank.

The Bank's operations consist principally of originating and servicing residential first mortgage loans secured by properties in northern Illinois from its facilities in Belvidere and Rockford, Illinois. In addition, the Bank provides consumer banking services. The Bank also offers brokerage and insurance services through its wholly-owned subsidiary, First Financial Services of Belvidere, Illinois, Inc. Substantially all of the Bank's income and assets are derived from these activities, conducted primarily with customers located in northern Illinois.

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of the Company, and the accounts of the Bank and its wholly-owned subsidiary. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. The collectibility of loans, fair values of financial instruments, and status of contingencies are particularly subject to change.

Cash and Cash Equivalents: For the purpose of the statement of cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and interest-earning deposits with original maturities of three months or less. Net cash flows are reported for customer loan and deposit transactions and interest-bearing deposits with other banks.

Securities: Securities are classified as held-to-maturity when the Company has the positive intent and management has the ability to hold those securities to maturity. Accordingly, they are stated at cost, adjusted for amortization of premiums and accretion of discounts. All other securities are classified as available-for-sale since the Company may decide to sell those securities in response to changes in market interest rates, liquidity needs, changes in yields or alternative investments and for other reasons. These securities are carried at fair value with unrealized gains and losses charged or credited, net of income taxes, to a valuation allowance included as a separate component of stockholders' equity. Realized gains and losses on disposition are based on the net proceeds and the adjusted carrying amounts of the securities sold, using the specific identification method.

Loans Held for Sale: Loans held for sale are reported at the lower of cost, less applicable deferred loan fees or estimated fair value in the aggregate.

Loans Receivable, Net: Loans receivable, net are reported at the principal balance outstanding, net of deferred loan fees and costs, loans in process, the allowance for loan losses, unearned discounts, and charge-offs.

Loan fees and certain direct origination costs are deferred, and the net deferred fee or cost is recognized as an adjustment to yield using the level-yield method over the life of the loans.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required based on past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Because of uncertainties inherent in the estimation process, management's estimation of credit losses inherent in the loan portfolio and the related allowance may change materially in the near term. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loans that, in management's judgment, should be charged-off.

Loan impairment is reported when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of a similar nature such as the Company's residential mortgage, consumer, and credit card loans and on an individual loans basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate, or loan's market price or the fair value of the collateral, if the loan is collateral dependent. Loans are evaluated for impairment when payments are delayed, typically 90 days or more, or when the internal grading system indicates a doubtful classification.

Premises and Equipment: Land is carried at cost. Bank premises, furniture, and equipment is reported net of accumulated depreciation. Depreciation is accumulated on the straight-line and accelerated methods over the estimated useful lives of the related assets.

Mortgage Servicing Rights: The Company adopted Statement of Financial Accounting Standards (SFAS) No. 122, "Accounting for Mortgage Servicing Rights", as of January 1, 1995. Subsequent to adopting this statement, the Company has allocated the cost of the mortgage servicing rights (MSR) on mortgages originated which have been sold. The allocation of the total cost of the mortgages to MSR and the mortgages (without MSR) is based upon their relative fair values. Servicing rights are then expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based upon the fair value of the rights. Any impairment is reported as a valuation allowance.

When participating interests in mortgages sold have an average contractual interest rate, adjusted for normal servicing fees, that differs from the agreed yield to the purchaser, gains or losses are recognized equal to the present value of such differential over the estimated remaining life of such loans. The resulting excess "servicing fees receivable" or "deferred servicing revenue" is amortized in proportion to and over the period of estimated net servicing income.

Employee Stock Ownership Plan (ESOP): Unearned ESOP shares are reported as a reduction of stockholders' equity in the consolidated statement of financial condition. As ESOP shares are committed to be released, unearned ESOP shares are credited, and compensation is charged, and the amount of the charge is based on fair values of the committed-to-be-released shares. For purposes of computing net income per share, ESOP shares that have been committed to be released are considered outstanding.

Income Taxes: The provision for income taxes is based on an asset and liability approach. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Earnings per Share: Earnings per share of common stock is based on weighted-average outstanding shares during the year plus dilutive common stock equivalents using the treasury stock method. The weighted average number of shares outstanding for computing primary earnings per share were 447,158 and 473,921 for the years ended December 31, 1996 and 1995, respectively. Fully diluted earnings per share is not presented as it is not materially different from primary earnings per share for the Company.

NOTE 2 - SECURITIES

The amortized cost and fair value of securities available-for-sale and held-to-maturity are as follows at December 31, 1996:


                             Amortized    Unrealized    Unrealized    Fair
(Dollars in thousands)          Cost         Gains        Losses      Value

Available-for-sale
  U.S. Treasury              $   500       $     2       $     -      $   502
  U.S. Agency                  3,594             4            66        3,532
  Equity                         388           108             1          495
  Corporate                      250             -             -          250

                             $ 4,732       $   114       $    67      $ 4,779

Held-to-maturity
    Municipal              $    78       $     -       $     -      $    78

                             $    78       $     -       $     -      $    78


Contractual maturities of debt securities at December 31, 1996 were as follows. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                    Securities           Securities
                                Held-to-Maturity      Available-for-Sale
                                Amortized   Fair       Amortized  Fair
(Dollars in thousands)             Cost     Value        Cost     Value

Due in one year or less          $    78    $    78    $  1,347   $  1,347
Due from one to five years             -          -       2,797      2,742
Due after ten years                    -          -         200        195
Equity securities                      -          -         388        495

                                 $    78    $    78    $  4,732   $  4,779


Proceeds from sales of securities available-for-sale during 1996 were $3,744,000 which resulted in gross losses of $415,000.

Securities with an amortized cost of $1,200,000 at December 31, 1996 were pledged to secure certain deposit accounts in excess of federal deposit insurance limits and for other purposes.

NOTE 3 - MORTGAGE-BACKED SECURITIES

The amortized cost and fair value of mortgage-backed securities available-for-sale and held-to-maturity are as follows at December 31, 1996:



                             Amortized    Unrealized    Unrealized    Fair
(Dollars in thousands)          Cost         Gains        Losses      Value


Available-for-sale
  FHLMC                      $  1,121      $     -       $    27      $  1,094
  FNMA                          1,824            -            73         1,751
  GNMA                          4,362            5            85         4,282
  Collateralized mortgage
    obligations                 2,070            -            61         2,009

                             $  9,377      $     5       $   246      $  9,136

Held-to-maturity
  FNMA                       $    278      $     -       $     8      $    270
  Collateralized mortgage
    obligations                   779            -            39           740

                             $  1,057      $     -       $    47      $  1,010


The carrying value of mortgage-backed and related securities are net of unamortized premiums of $266,000 and unaccreted discounts of $33,000 at December 31, 1996.

Mortgage-backed securities with an amortized cost of $5,667,000 were pledged to secure certain deposit accounts in excess of federal deposit insurance limits and for other purposes.

NOTE 4 - LOANS RECEIVABLE, NET

Loans receivable at December 31, 1996 are summarized as follows
(dollars in thousands):


First mortgage loans
    One-to-four-family residential              $  60,209
    Other                                           5,279
         Total first mortgage loans               65,488

Home equity lines of credit                           4,703
Credit card receivables                               1,006
Other lines of credit                                   286
Auto loans                                            1,360
Other consumer loans                                  1,802
    Total loans receivable                         74,645

    Less:
         Loans in process                            197
         Allowance for loan losses                   468
         Unearned discounts, premiums, and
           deferred loan origination fees, net       165
                                                        830

                                                  $  73,815


At December 31, 1996, the Company has no loans that were classified as impaired. The principal balance of loans for which the accrual of interest had been discontinued totaled $143,000.

Activity in the allowance for loan losses for the years ended
December 31 is summarized as follows:


(Dollars in thousands)                       1996        1995

Allowance for loan losses
    Balance at beginning of year         $    330    $    310
    Provision charged to income               182          39
    Loan charge-offs                          (44)        (19)
    Loan recoveries                             -           -

         Balance at end of year          $    468    $    330


Loans are made, in the normal course of business, to executive officers and directors of the Company. The terms of these loans, including interest rates and collateral, are similar to those prevailing for comparable transactions and management believes these loans do not involve more than the normal risk of collectibility. Loans outstanding to related parties at December 31, 1996 total $105,000.

NOTE 5 - SECONDARY MORTGAGE MARKET OPERATIONS

The Company's financial data with respect to its secondary mortgage market operations at and for the years ended December 31 is summarized as follows:


(Dollars in thousands)                       1996        1995


(Dollars in thousands)  1996 1995

Revenues (direct)
    Gain on sales of loans               $    87     $    138
    Reduction in unrealized loss
      on loans held for sale                   -           19
    Servicing fees on loans sold             150          155

                                           $   237     $    312

Identifiable expenses (direct)
    Amortization of mortgage servicing
      rights                             $    32      $    19
    Servicing fees on loans sold               1            2

                                           $    33      $    21

Identifiable asset (direct)
    Mortgage servicing rights            $    87      $    88


Mortgage loans serviced for others are not included in the accompanying consolidated statement of financial condition. Mortgage loans serviced are primarily for Federal Home Loan Mortgage Corporation and Federal National Mortgage Association. The unpaid principal balances on these loans at December 31 are summarized as follows:


(Dollars in thousands)                       1996        1995


Sold with recourse                         $  1,583    $  2,122
Sold without recourse                        51,019      53,632

                                           $ 52,602   $  55,754

Custodial escrow balances maintained in connection with the foregoing loan servicing were $533,000 and $685,000 at December
31, 1996 and 1995, respectively.

Activity in net mortgage servicing rights for the years ended
December 31 is summarized as follows:


(Dollars in thousands)                       1996        1995


Net balance at beginning of year         $    88     $    24
Adoption of SFAS No. 122                         -          78
Additions                                       31           5
Amortization                                   (17)        (19)
Provision for impairment                       (15)          -

Net balance at end of year                 $    87     $    88


NOTE 6 - PREMISES AND EQUIPMENT

Premises and equipment at December 31, 1996 are summarized as follows (dollars in thousands):


Land                                  $   684
Office buildings and improvements         786
Furniture, fixtures, and equipment        771
                                        2,241
Less accumulated depreciation             855

                                      $ 1,386


NOTE 7 - DEPOSIT ACCOUNTS

Deposit accounts at December 31, 1996 are summarized as follows
(dollars in thousands):



Negotiable orders of withdrawal (NOW) accounts
    Non-interest-bearing             $   1,675
    Interest-bearing                     4,913
Passbook and club accounts                8,830
Money market deposit accounts             7,053
Certificates of deposit                  43,367

                                     $  65,838


The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was $7,477,000 at December 31, 1996.

At December 31, 1996, the scheduled maturities of certificates of deposit are as follows:

    1997              $  23,744
    1998                  4,075
    1999                  5,490
    2000                  8,304
    2001 and thereafter   1,754

                       $  43,367


NOTE 8 - ADVANCES FROM FEDERAL HOME LOAN BANK (FHLB)

FHLB advances at December 31, 1996 are summarized as follows
(dollars in thousands):


                                Weighted
                                Interest        Amount
                                  Rate       Outstanding

Advances from Federal Home Loan
  Bank
    Fixed rate due in
      1997                        5.70%          $  8,000
      1998                        6.00             10,700
    Variable rate
      Open line                   6.94              1,750

                                  5.96%          $ 20,450


The Company adopted a collateral pledge agreement and agreed to keep on hand, free of all other pledges, liens, and encumbrances, first mortgages with unpaid principal balances aggregating no less than 167% of the outstanding secured advances from the Federal Home Loan Bank. All stock in the Federal Home Loan Bank of Chicago is also pledged as additional collateral for advances.


NOTE 9 - INCOME TAXES

The provision (benefit) for income taxes for the years ended
December 31 is summarized as follows (dollars in thousands):


                                         1996        1995

Current                               $    (88)    $    76
Deferred                                    18         (42)
Change in valuation allowance              (32)          2

                                      $   (102)    $    36


A reconciliation of income taxes computed at the statutory federal income tax rate to actual income taxes recorded above for the years ended December 31 is summarized as follows:


                                                   1996        1995

Statutory federal income tax rate               (34.0)%      34.0%
Credit for reduction of taxes previously
  accrued for deductions claimed on
  the prior federal income tax returns
  of the Bank                                       -       (20.5)
Tax-exempt income and officers'
  life insurance                                  (.2)       (8.4)
Other, net                                       (5.0)        0.2

                                                (39.2)%       5.3%


No state income taxes were recorded in 1996 and 1995 as a result of excess qualifying U.S. government interest, which is tax-exempt under Illinois statutes.

The provision for income taxes for the year ended December 31, 1995 includes credits of $140,000 for a reduction of income taxes previously accrued for deductions claimed in prior federal income tax returns filed by the Bank. These deductions were not recognized for financial reporting purposes, since the deductions were based upon issues that had not yet been settled by the IRS in tax court. The tax credits, along with credits for interest previously accrued on the prior tax return of $27,000 for the year ended December 31, 1995, were recorded in income only after the statute of limitations had expired on the prior returns.

The tax effects of existing temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 are summarized as follows
(dollars in thousands):


Deferred tax assets
    Unrealized loss on securities available-for-sale      $    69
    Deferred loan origination fees                             38
    Bad debt deduction                                        104
    Deferred compensation                                      69
    Unrealized gain on loans held for sale                     12
    Illinois net operating loss carryforwards                  38
                                                                330
    Valuation allowance                                       (38)
                                                                292

Deferred tax liabilities
    Depreciation                                               26
    FHLB stock dividends, net                                  33
    Mortgage servicing rights                                  36
    Other                                                      33
                                                                128

         Net deferred tax assets                         $   164


Management has recorded a valuation allowance to reduce deferred tax assets to the amount which it estimates will be realized.
The Illinois net operating losses of approximately $814,000 expire in years 2000 through 2011.

The Bank has qualified under provisions of the Internal Revenue Code which permit it to deduct from taxable income a provision for bad debts which differs from the provision charged to income on the financial statements. Tax legislation passed in August 1996 now requires all thrift institutions to deduct a provision for bad debts for tax purposes based on actual loss experience and recapture the excess bad debt reserve accumulated in the tax years after 1987. The related amount of deferred tax liability which must be recaptured is $172,000 and is payable over a six-year period beginning no later than 1998. Retained earnings at December 31, 1996 includes approximately $1,181,000, consisting of bad debt deductions accumulated prior to 1987, for which no deferred federal income tax liability has been recognized.

NOTE 10 - BENEFIT PLANS

    Profit-sharing plan:

    The Company has a profit-sharing plan which meets the qualifications of Section 401(k) of the Internal Revenue Code
(Code). Under the Plan, employees 21 years of age or older with one year of service and 1,000 hours of service during that period may make pre-tax contributions up to applicable limits under the Code. Employees are 100% vested in their contributions. Contributions by the Company are discretionary. Discretionary employer contributions vest at a rate of 20% per year beginning on the third year of service by an employee. Contributions totaled $9,000 and $41,000 in 1996 and 1995, respectively.

    Employee stock ownership plan:

    The Company has an employee stock ownership plan (ESOP) that covers employees 21 years of age or older with one year of service and 1,000 hours of service during that period. The ESOP borrowed $271,000 from the Company to purchase 33,903 shares of the Company's stock at $8.00 per share on October 1, 1993. The Company has agreed to make scheduled contributions to the ESOP sufficient to service the amount borrowed by the ESOP. Contributions made to the ESOP totaled $64,000 in 1996 and 1995. Compensation expense recognized on the ESOP amounted to $107,000 and $113,000 in 1996 and 1995, respectively. Unearned ESOP shares totaling 11,868, with a carrying amount and approximate fair value of $95,000 and $188,000, respectively, are reported as a reduction of stockholders' equity in the consolidated statement of financial condition at December 31, 1996.

    The ESOP shares were as follows:


                                       1996

Allocated                          15,255
Committed to be released            6,780
Suspense shares                    11,868

   Total                           33,903


    Stock option plans:

    The Company has two stock option plans which grant options to individuals to purchase common stock of the Company at a price equal to the fair market value at the date of grant, subject to the terms and conditions of the plans. The term of stock options will not exceed ten years from the date of grant.

         38,747 shares have been authorized under the incentive stock option plan for employees, and the options are exercisable on a cumulative basis in equal installments at a rate of 20% per year commencing one year from the date of grant. On October 1, 1993, 36,499 options were granted under the plan to employees at an exercise price of $8.00 per share. 9,687 shares have been authorized under the stock option plan for outside directors, and the options are exercisable on the date of grant. On October 1, 1993, 5,861 options were granted under the plan to outside directors at an exercise price of $8.00 per share. During 1995 and 1996, additional options were granted to employees under the plan. Information about option grants are as follows:


                                                    Weighted
                                                     Average
                                      Number of     Exercise
                                       Options        Price

Outstanding at January 1, 1995          39,130       $  8.000
    Granted                             1,000         15.625
    Exercised                         (13,518)         8.000
    Forfeited                            (168)         8.000
    Outstanding at December 31, 1995   26,444          8.290

    Granted                             2,400         15.500
    Exercised                          (8,512)         8.000
    Forfeited                          (6,358)         8.000

    Outstanding at December 31, 1996   13,974       $  9.830


Options granted and exercisable at December 31, 1996 are 10,245 at a weighted average price of $9.06.

The Company accounts for its stock option plan under Accounting Principle Board Opinion (APBO) No. 25, "Accounting for Stock Issued to Employees". Accordingly, no compensation expense has been recognized for the 1996 stock option plan in the financial statements. Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock Based Compensation", became effective for the first time in 1996. This statement prescribes new methods for determining compensation expense under stock option plans, but allows corporations to use APBO No. 25 if they provide pro forma information computed under the new standard. Had compensation cost been computed under the methodology contained in SFAS No. 123, net income would have been reduced by approximately $5,580 and $916 for 1996 and 1995, respectively, with no effect on earnings per share. In future years, the pro forma effect of not applying the standard is expected to increase as additional options are granted. The weighted average fair value of the options granted during 1995 and 1996 is estimated at $4.49 and $4.58, respectively, on the date of grant using the Black-Scholes option value model with the following assumptions: dividend yield of 0, a risk free interest rate of 6.5%, an assumed forfeiture rate of 0%, and an average life of five years.

    Management recognition and retention plans and trusts:

    The Company has two management recognition and retention plans and trusts (RRPs) as a method of providing officers and outside directors with a proprietary interest in the Company. Such awards are to be earned by the individuals, subject to terms of the RRPs. Stock awarded under the plans will vest on a cumulative basis in equal installments at a rate of 33-1/3% per year commencing one year from the date of grant or as specified by plan trustees. The number of shares purchased by the RRPs totaled 19,374 shares. On October 1, 1993, 18,471 shares were granted to officers and outside directors. The costs of the awards are amortized on the straight-line basis over their three-year terms. Compensation expense under these plans amounted to $9,000 and $81,000 in 1996 and 1995, respectively.

    Salary continuation agreements:

    The Company has entered into approved non-qualified, unfunded salary continuation agreements with two key executives, which provide for benefits upon retirement at age 65 or thereafter. The present value of the estimated liability under these agreements will be accrued over the remaining periods of active employment. To provide for the repayment of these deferred compensation benefits, the Company has purchased life insurance policies covering the key executives. The proceeds of cash surrender value of the policies are targeted to provide the benefits under the deferred compensation agreements. The Company is the owner and beneficiary of these policies which provide for death benefits totaling $1,016,000. The cash surrender value of the policies was approximately $63,000 at December 31, 1996. In 1995, the Company recognized $193,000 in net death benefits on a policy covering its then president and C.E.O., David L. Beasley. The estimated liability under these agreements totaled $177,000 at December 31, 1996. Compensation expense under these agreements amounted to $(21,000) and $183,000 in 1996 and 1995, respectively. The 1996 expense was reduced by $32,000 due to the reversal of an accrued liability for two employees no longer with the Company. The 1995 expense includes a charge of $164,000 to recognize the Company's liability under the plan to Mr. Beasley's beneficiary as the benefits became fully vested upon his death.


NOTE 11 - REGULATORY MATTERS

The Bank is subject to regulatory capital requirements administered by federal regulatory agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. The minimum requirements are:


                          Capital to Risk-        Tier 1 Capital
                           Weighted Assets          to Adjusted
                          Total     Tier 1          Total Assets

Well capitalized            10%       6%                 5%
Adequately capitalized       8%       4%                 4%
Undercapitalized             6%       3%                 3%

At year-end, the Bank was categorized as well capitalized.
Actual capital levels (in millions) and minimum required levels were:


                                                                                                  Minimum Required
                                                                                                      to be Well
                                                                             Minimum Required     Capitalized Under
                                                                                for Capital       Prompt Corrective
                                                              Actual         Adequacy Purposes    Action Regulations
                                                         Amount     Ratio     Amount     Ratio     Amount     Ratio


1996

Total capital (to risk-weighted assets)                  $7.4       14.3%    $4.1        8.0%      $5.2       10.0%
Tier 1 (core) capital (to risk-weighted
  assets)                                                $6.9       13.4%    $2.1        4.0%      $3.1        6.0%
Tier 1 (core) capital (to adjusted total
  assets)                                                $6.9        7.3%    $2.8        3.0%      $4.7        5.0%
Tier 1 capital to average assets                         $6.9        7.6%    $3.6        4.0%      $4.5        5.0%
Tangible capital (to adjusted total
  assets)                                                $6.9        7.3%    $1.4        1.5%       N/A        N/A


On October 1, 1993, the Bank converted from a federally-chartered mutual savings and loan association to a federally-chartered stock savings bank subsidiary of First Financial Bancorp, Inc. (Company), a newly formed and registered savings bank holding company. The Company issued 484,338 shares of common stock at $8.00 per share. The net proceeds, after deducting conversion expenses of $401,000, were $3,473,000 and were recorded as common stock and additional paid-in capital in the consolidated statement of financial condition. The Company used $2,200,000 of the net proceeds to acquire all the common stock of the Bank.

Federal regulations require the Bank to comply with a Qualified Thrift Lender (QTL) test which requires that 65% of assets be maintained in housing-related finance and other specified assets. IF the QTL test is not met, limits are placed on growth, branching, new investments, FHLB advances, and dividends, or the institution must convert to a commercial bank charter.
Management considers the QTL test to have been met.

As part of the conversion, the Bank established a liquidation account for the benefit of eligible depositors as of December 31, 1992, the eligibility record date, who continue to maintain deposits in the Bank after the conversion. The initial balance of the liquidation account was equal to the retained earnings of the Bank as of December 31, 1992. In the unlikely event of a complete liquidation of the Bank, each eligible account holder would receive from the liquidation account, a liquidation distribution based on their proportionate share of the then total remaining qualifying deposits, prior to any distribution with respect to the Bank's capital stock.

NOTE 12 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK,
  COMMITMENTS, AND CONTINGENCIES

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and previously approved unused lines of credit. Those instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the statement of financial condition.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and previously approved unused lines of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for loans recorded in the statement of financial condition. Financial instruments whose contract amounts represent credit risk at December 31, 1996 are summarized as follows (in thousands):


Commitment to originate loans; rates range
  from 7.375% to 8.305%                             $   648
Unused lines of credit                                5,120
Standby letters of credit                                32


NOTE 12 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK,
  COMMITMENTS, AND CONTINGENCIES (Continued)

At December 31, 1996, the Company serviced mortgage loans with unpaid principal balances of $1,583,000 which were sold under agreements for which the buyers have recourse options. The Company does not anticipate any significant losses as a result of these agreements.

The deposits of savings institutions are presently insured by the Savings Association Insurance Fund (SAIF), which, along with the Bank Insurance Fund (BIF), is one of the two insurance funds administered by the Federal Deposit Insurance Corporation (FDIC). Due to the inadequate capitalization of SAIF, a recapitalization plan was signed into law on September 30, 1996 which required a special assessment of approximately .65% of all SAIF-insured deposit balances as of March 31, 1995. The Bank's assessment of approximately $417,000 is reflected in the 1996 statement of income.


NOTE 13 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Corporations are required to disclose fair value information about their financial instruments. SFAS No. 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The methods and assumptions used to determine fair values for each class of financial instruments are presented below:

The estimated fair value for cash and cash equivalents, interest-bearing deposits with financial institutions, Federal Home Loan Bank stock, accrued interest receivable, NOW, money market and savings deposits, short-term borrowings, and accrued interest payable are considered to approximate their carrying values. The estimated fair value for securities available-for-sale and securities held-to-maturity are based on quoted market values for the individual securities or for equivalent securities. The estimated fair value for loans is based on estimates of the rate the Company would charge for similar loans at December 31, 1996 applied for the time period until estimated payment. The estimated fair value of certificates of deposit is based on estimates of the rate the Company would pay on such deposits at December 31, 1996 applied for the time period until maturity.
The estimated fair value of Federal Home Loan Bank advances is based on the estimate of the rate the Company would pay for such advances at December 31, 1996 for a time period until maturity. Loan commitments are not included in the table below as their estimated fair value is immaterial.


                                               Approximate       Estimated
                                                 Carrying           Fair
(Dollars in thousands)                            Value            Value

Financial Instrument Assets
  Cash on hand and in banks                     $  1,652         $  1,652
  Securities available-for-sale                    4,779            4,779
  Securities held-to-maturity                         78               78
  Mortgage-backed securities available-for-sale    9,136            9,136
  Mortgage-backed securities held-to-maturity      1,057            1,010
  Loans receivable, net                           73,815           74,005
  Federal Home Loan Bank stock                     1,148            1,148
  Accrued interest receivable                        517              517

Financial Instrument Liabilities

  NOW, money market, and passbook savings         22,471           22,471
  Certificates of deposit                         43,367           43,992
  Advances from Federal Home Loan Bank            20,450           20,481
  Accrued interest payable                           230              230


Other assets and liabilities of the Company that are not defined as financial instruments such as property and equipment, are not included in the above disclosures. Also not included are nonfinancial instruments typically not recognized in financial statements such as loan servicing rights, customer goodwill, and similar items.

While the above estimates are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of these items on December 31, 1996, the fair values would have been achieved, because the market value may differ depending on the circumstances. The estimated fair values at December 31, 1996 should not necessarily be considered to apply at subsequent dates.

NOTE 14 - FIRST FINANCIAL BANCORP, INC. (PARENT COMPANY)

Presented below are the parent company's condensed balance sheet, condensed statements of income, and condensed statements of cash flows:


                     CONDENSED BALANCE SHEET
                        December 31, 1996
                         (In thousands)

ASSETS
Cash and cash equivalents                 $    177
Securities available-for-sale                  269
Loans receivable for ESOP                      119
Investment in subsidiary                     6,740
Other assets                                    34

    Total assets                         $  7,339

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
    Other liabilities                    $     14

Stockholders' equity
    Common stock                               51
    Additional paid-in capital              3,797
    Retained earnings                       5,075
    Treasury stock                         (1,350)
    Other                                    (248)
         Total stockholders' equity         7,325

              Total liabilities and
              stockholders' equity       $  7,339


NOTE 14 - FIRST FINANCIAL BANCORP, INC. (PARENT COMPANY)
(Continued)

                 CONDENSED STATEMENTS OF INCOME
         For the years ended December 31, 1996 and 1995
                         (In thousands)


                                          1996        1995

Income
  Dividends from subsidiary            $     -     $    488
    Interest income                        12           15
    Other                                   -            9
         Total income                      12          512

Expense
    Professional fees                      14           34
    Other                                  31           39
                                            45           73

Income (loss) before income tax benefit
 and equity in undistributed net income
 of subsidiary                             (33)         439

Income tax benefit                         (11)         (17)

Income (loss) before equity in
 undistributed net income of subsidiary    (22)         456

Equity in undistributed net income (loss)
 of subsidiary                            (136)         192

Net income (loss)                      $  (158)   $    648


NOTE 14 - FIRST FINANCIAL BANCORP, INC. (PARENT COMPANY)
(Continued)

               CONDENSED STATEMENTS OF CASH FLOWS
         For the years ended December 31, 1996 and 1995
                         (In thousands)


                                                          1996        1995

Cash flows from operating activities
  Net income (loss)                                   $   (158)    $    648
  Adjustments to reconcile net income (loss)
  to net cash provided by (used in) operating
  activities
    Equity in undistributed net income of subsidiary       136         (192)
    Accretion of discounts on investment securities                       -
    Increase (decrease) in other assets                    (13)           3
    Increase (decrease) in other liabilities                 -            3
      Net cash (used in) provided by  operating
       activities                                          (35)         462

Cash flows from investing activities
  Purchases of securities available-for-sale              (106)           -
  Proceeds from sales of securities available-for-sale                    -
  Proceeds from maturities of securities available-for-sale               -
  Principal collected on loan for ESOP                      54           51
  Net cash (used in) provided by investing activities      (52)          51

Cash flows from financing activities
  Net proceeds from sale of common stock                     -            -
  Proceeds from exercised stock options                     68          108
  Purchase of treasury stock                              (890)        (440)
    Net cash used in financing activities                 (822)        (332)

Increase (decrease) in cash and cash equivalents          (909)         181

Cash and cash equivalents at beginning of year           1,086          905

Cash and cash equivalents at end of year              $    177     $  1,086


                  FIRST FINANCIAL BANCORP, INC.

                       Belvidere, Illinois

                CONSOLIDATED FINANCIAL STATEMENTS
                   December 31, 1996 and 1995


CONTENTS


REPORT OF INDEPENDENT AUDITORS                           1

FINANCIAL STATEMENTS

    CONSOLIDATED STATEMENT OF FINANCIAL CONDITION       2

    CONSOLIDATED STATEMENTS OF INCOME                   3

    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY     4

    CONSOLIDATED STATEMENTS OF CASH FLOWS               5

    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS          7

REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Stockholders
First Financial Bancorp, Inc.
Belvidere, Illinois


We have audited the accompanying consolidated statement of financial condition of First Financial Bancorp, Inc. as of December 31, 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated statements of income, stockholders' equity, and cash flows for the year ended December 31, 1995 of First Financial Bancorp, Inc. were audited by other auditors whose report dated January 26, 1996 included an explanatory paragraph which described the changes in accounting for mortgage servicing rights in 1995, as described in Note 1 to the consolidated financial statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1996 consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Financial Bancorp, Inc. at December 31, 1996, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.



                             Crowe, Chizek and Company LLP

Oak Brook, Illinois
January 24, 1997